Confidential
December 29, 2021

Via EDGAR

Mr. Rolf Sundwall
Division of Corporation Finance
Office of Finance
US Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
Washington, DC 20549

RE: BOK Financial Corporation
Form 10-K for the Year Ended December 31, 2020
Filed February 24, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2021
Filed November 3, 2021
File No. 001-37811

Mr. Sundwall

This letter confirms receipt of your comment letter dated December 21, 2021 regarding our Form 10-K for the fiscal year ended December 31, 2020 and our Form 10-Q for the period ending September 30, 2021. We will respond to your comments on or before January 20, 2022.

Please contact me at 918-588-6319 or John Morrow, Chief Accounting Officer, at 918-588-8673 if you have any questions.

Sincerely,

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President
Chief Financial Officer

Cc:	John C. Morrow, Chief Accounting Officer
Tamara Wagman, Frederic Dorwart, Lawyers